EXHIBIT 99.1

[SPECTRX'S LETTER HEAD]

Contacts
Bill Wells - Media
Thomas H. Muller, Jr. - Financial
770-242-8723

SpectRx, Inc. to Reschedule First Quarter Operating Results and Conference Call

NORCROSS, GA (May 13, 2003) -- SpectRx, Inc. (NASDAQ: SPRX) today announced, that due to a delay in the completion of the preparation of its financial statements related to the sale of the BiliChek product line, it is rescheduling the publication of its first quarter operating results news release and conference call, originally scheduled for May 13 and 14, 2003 respectively. The date and time for the news release and conference call will be announced in the near future.

Unrelated to the sale of the BiliChek product line, the Company expects to report that revenue for the first quarter of 2003, primarily from BiliChek product sales, was $801,000 compared with revenue of $652,000 in the first quarter of 2002, an increase of 23%.

The expected quarterly operating loss, before giving effect to the sale of the BiliChek product line, is expected to be $1.2 million, which represents a 50% improvement when compared to the $2.4 million loss a year ago. The reduction in operating loss was primarily due to a reduction in expenses between the two periods.

Cash and cash equivalents as of March 31, 2003 are expected to be $3.2 million an increase from $1.3 million on December 31, 2002.

SpectRx, Inc. (NASDAQ: SPRX) is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and cancer healthcare markets. SpectRx is currently marketing its SimpleChoice® line of innovative diabetes management products, which include insulin pump disposable supplies and over-the-counter diabetes testing kits. These FDA-cleared products complement its developmental consumer device for continuous glucose monitoring. SpectRx is also applying its leading-edge biophotonic technology to the early detection of cancer. Products under development include devices to detect and guide treatment of cervical cancer and skin cancer. The combined market opportunity for SpectRx's products is approximately $7 billion annually. For more information, visit SpectRx's web sites at www.spectrx.com and www.mysimplechoice.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that they currently believe may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the ability of the Company to continue as a going concern, the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

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